FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APRIVAL
OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . 1.0
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Name and Address of Reporting Person* Mac Donald, Douglas Norman Suite 212, 214 - 11th Avenue S.E. Calgary, Alberta T2G 0X8	2. Issuer Name and Ticker or Trading Symbol Westsphere Asset Corporation Inc. "WSHA"	4. Statement for (Month/Year) December 2001
  Relationship of Reporting Person to Issuer
  (Check all appropriate)

X Director __X__10% Owner
X Officer (Give title below)
Other (Specify below)

Doug Mac Donald is President of Mac Donald Venture Corporation, which has 10% ownership of Westsphere Asset Corporation.

Doug Mac Donald is also President & CEO and a director of Westsphere Asset Corporation.

	3. Social Security Number	5. If Amendment, Date of Original (Month/Year)

TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned.

1. Title of Security (Instr.3)	2. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock					2,057,410	I	These shares are held in the name of Mac Donald Ventures Corp., of which Mr. Mac Donald is the sole shareholder.
Common Stock					225,000	D
Common Stock					225,000	I	These shares are held in the name of Mr. Mac Donald's Son, Myles Mac Donald.
Common Stock					225,000	I	These shares are held in the name of Mr. Mac Donald's Wife, Patty Mac Donald.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4 (b)(v).	(Over) SEC 2270 (3/91)

TABLE II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Securities (Instr. 5)	9. Number of Derivative Underlying Securities Benefically Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisble	Expiration Date	Title	Amount or Number of- Shares

Explanation of Responses:
/s/ Douglas Norman Mac Donald February 15, 2002
Signature of Reporting Person Date

**  Intentional missstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).